

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



October 31, 2005

Alon Y. Kapen
Farrell Fritz, P.C.
EAB Plaza
Uniondale, NY 11556-1320

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/31/2005

Re: Gyrodyne Company of America, Inc.
Incoming letter dated August 26, 2005

Dear Mr. Kapen:

This is in response to your letters dated August 26, 2005, September 20, 2005 and October 14, 2005 concerning the shareholder proposal submitted to Gyrodyne by Everest Special Situations Fund L.P. We also have received letters from the proponent dated September 7, 2005 and September 30, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.





05070492

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Elchanan Maoz
Chairman and Chief Executive Officer
Everest Special Situations Fund L.P.
c/o Maoz Everest Fund Management Ltd.
21 Ha'arba'a St.
Tel Aviv 64739, Israel

44689



EAB Plaza
Uniondale, New York 11556-1320
Telephone 516.227.0700
Fax 516.227.0777
www.farrellfritz.com

Alon Y. Kapen
Partner

Direct Dial 516.227.0633
Direct Fax 516.336.2216
akapen@farrellfritz.com

Our File No.
18364-101

August 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. by Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

On or about June 14, 2005, Gyrodyne Company of America, Inc., a New York corporation ("Gyrodyne" or the "Company"), received a shareholder proposal (the "Proposal") from Everest Special Situations L.P. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "Proxy Materials"). A copy of the Proposal is annexed hereto in the form of Exhibit A to the enclosed Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") by the Proponent on June 16, 2005. On behalf of Gyrodyne, we hereby notify the Commission and the Proponent that Gyrodyne intends to exclude the Proposal from its Proxy Materials for the reasons set forth below. By copy of this letter, we are simultaneously informing the Proponent of Gyrodyne's intention. This letter constitutes the Company's statement of the reasons it deems the exclusion to be proper.

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Division of Corporation Finance (the "Division") not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials. We have been advised by the Company as to the factual matters set forth below. Pursuant to clause (j)(2) of Rule 14a-8, enclosed are five (5) additional copies of this letter and the enclosure.

The Proposal states:

RESOLVED: That the Gyrodyne By-Laws relating to Meeting [sic] of Stockholders be amended to provide that special meetings of the stockholders of

> Gyrodyne may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than fifteen percent (15%) of all the shares entitled to vote at any such meeting.
>
> Supporting Statement
>
> At present, the By-laws of Gyrodyne provide (in Section 203) that a special meeting of shareholders may be called only by the Company's President, the Chairman of the Board or the Board of Directors. We believe it would be appropriate and consistent with sound corporate governance to provide that the stockholders of Gyrodyne also have the means to call special meetings of the stockholders, to provide a mechanism for the prompt consideration of matters relating to Gyrodyne and appropriate for stockholders' consideration or action. If you believe the By-laws of Gyrodyne should be amended so as to provide stockholders the ability to call a special meeting of the stockholders, please vote FOR this proposal.

The Company believes the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's proposals to be submitted to the shareholders at its 2005 annual meeting. At the annual meeting, the Company intends to submit a proposal to amend the Amended and Restated By-Laws of the Company to allow shareholders holding not less than thirty percent (30%) of shares entitled to vote at a shareholders meeting to call a special meeting.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Division's staff has interpreted Rule 14a-8(i)(9) and it's predecessor, Rule 14a-8(c)(9), as allowing a company to omit a shareholder proposal if there is "some basis" for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent or inconclusive mandate from the shareholders. See *Mattel, Inc.* (March 4, 1999); *The Gabelli Equity Trust* (March 15, 1993). In fact, the Division has permitted exclusion even if the proposal could be characterized as an "alternative" to, rather than the "opposite" of, the registrant's proposal. See *Chevron Corporation* (February 27, 1991). The Company believes that the Proposal is at best an alternative to, and at worst inconsistent with, a proposal that the Company intends to present at the annual meeting and, therefore, conflicts with the Company's proposal.

Further, the Proposal cannot be salvaged by inclusion of both proposals in the Proxy Materials and instructing the shareholders to vote for one or the other, but not both. The Division has recognized that the possibility of shareholders inadvertently voting for both proposals, leading to an inconsistent or inconclusive mandate, is not cured by structuring the proxy form to allow shareholders to vote "either/or" or containing boldface language to the effect that shareholders should vote only for one of the two conflicting proposals. See *Tri-South Investments Inc.* (March 6, 1985) (shareholder proposal excludable notwithstanding argument by shareholder's counsel that the concern over an inconsistent and inconclusive mandate could be

dealt with by including a boldface statement to the effect that the shareholders should not vote for both proposals); *Fitchburg Gas and Electric Light* (July 30, 1991) (granting request for no action notwithstanding shareholder's argument that potential concerns regarding an inconsistent or inconclusive mandate could be addressed by structuring a proxy card which made clear that shareholders would not be able to vote in favor of both proposals but rather could vote only "either/or"). Accordingly, because the risk of an inconclusive or inconsistent mandate cannot be remedied by cautionary "either/or" language in the Proxy Materials, no matter how prominent, the exclusion of the Proposal should be permitted.

For the reasons discussed above, we request on behalf of the Company that the Division confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials. If for any reason the Division does not agree with Gyrodyne's position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Division's staff prior to the issuance of a formal response. If you desire any additional information please call me at (516) 227-0633.

In accordance with Rule 14a-8, we are furnishing the Proponent with a copy of this letter.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,



Alon Y. Kapen

AYK:jpr
Enclosures

cc: Everest Special Situations L.P.

<DOCUMENT>
<TYPE>SC 13D/A
<SEQUENCE>1
<FILENAME>gyro13djne14.txt
<DESCRIPTION>AMENDMENT 7 TO SCHEDULE 13D
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
Amendment No. 7

Gyrodyne Company of America, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

403820103

(CUSIP Number)

Elchanan Maoz
Platinum House
21 Ha'arba'a Street
Tel Aviv, 64739
Israel
Tel: 972-3-6858555
Fax: 972-3-6858557

Guy N. Molinari, Esq.
Heller Ehrman LLP
7 Times Square
Time Square Tower
New York, NY 10036
(212) 832-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

<PAGE>

CUSIP No. 403820103 Page 2 of 11

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kellogg Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 61,772
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 61,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 61,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* BD

<PAGE>

CUSIP No. 403820103 Page 3 of 11

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kellogg Group, LLC

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
61,772

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
61,772

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

---

14 TYPE OF REPORTING PERSON*
OO

<PAGE>

CUSIP No. 403820103 Page 4 of 11

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles K. Kellogg

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
61,772

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
61,772

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

---

14 TYPE OF REPORTING PERSON*
IN

<PAGE>

CUSIP No. 403820103 Page 5 of 11

---

1. NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lee Kellogg

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

```
------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
------------------------------------------------------------------
   8    SHARED VOTING POWER
                    61,772
------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
------------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    61,772
------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    61,772
------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    IN
------------------------------------------------------------------
```

<PAGE>

```
CUSIP No. 403820103                                Page 6 of 11
------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Everest Special Situations Fund L.P.
------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) x  (b)
------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------
```

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
30,524

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
30, 524

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

---

14 TYPE OF REPORTING PERSON*
PN

<PAGE>

CUSIP No. 403820103 Page 7 of 11

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Maoz Everest Fund Management Ltd.

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
30,524

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
30,524

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

---

14 TYPE OF REPORTING PERSON*
CO

<PAGE>

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elchanan Maoz

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
30,524

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
30,524

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* IN

<PAGE>

Introduction:

This amendment is being made to disclose correspondence with the Issuer dated June 14, 2005 pursuant to which Everest Special Situations Fund L.P submitted a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for inclusion in management's proxy statement for the next annual meeting (the "Proposal").

The Proposal is attached hereto as Exhibit A and filed under Item 7 of this Schedule 13D. This amendment is being made to report the submission of the proposal to the issue and does not constitute the solicitation of any shareholder vote.

This amendment no. 7 reflects no changes in the previously reported holdings of the Reporting Persons.

AMENDMENT NO. 7
TO THE
SCHEDULE 13D

Item 1. Security and Issuer

(a) Class of Securities: Common Stock, par value $1.00 ("Common Stock")

(b) Issuer: Gyrodyne Company of America, Inc. 102 Flowerfield St. James, New York 11780

Item 5. Interest in Securities of the Issuer

(c) From the date of the last amendment to Schedule 13D filed May 23, 2005, there have been no changes in the holdings of the Reporting Persons.

(d) To the best of each of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock which the Reporting Persons may be deemed to own beneficially.

(e) Not applicable.

Item 7. Material to be filed as Exhibits

Exhibit A: Letter from the Everest Special Situations Fund L.P. to the Issuer dated June 14, 2005.

<PAGE>

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2005

EVEREST SPECIAL SITUATIONS FUND L.P.

By: Maoz Everest
Fund Management Ltd.,
Its general partner

By: /s/ ELCHANAN MAOZ
Name: Elchanan Maoz
Title: Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By: /s/ ELCHANAN MAOZ
Name: Elchanan Maoz
Title: Chairman and Chief Executive Officer

/s/ ELCHANAN MAOZ
Elchanan Maoz

KELLOGG CAPITAL GROUP, LLC

By: /s/ MATTHEW BRAND
Name: Matthew Brand
Title: Managing Director

KELLOGG GROUP, LLC

By: /s/ MATTHEW BRAND
Name: Matthew Brand
Title: Managing Director

/s/ CHARLES K. KELLOGG
Charles K. Kellogg

/s/ LEE KELLOGG
Lee Kellogg

<PAGE>

EXHIBIT A

June 14, 2005

Mr. Peter Pitsiokos
Chief Operating Officer and Secretary
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, NY 11780

Dear Mr. Pitsiokos:

As demonstrated by our report on Schedule 13D, as amended (a copy of which is attached and which has previously been provided to you), we have beneficially owned shares of Gyrodyne Company of America, Inc. ("Gyrodyne") valued at more than $2,000 continuously for more than one year and we intend to continue our ownership through the date of Gyrodyne's next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders. Please contact us if you would like to discuss this proposal.

> RESOLVED: That the Gyrodyne By-Laws relating to Meeting of Stockholders be amended to provide that special meetings of the stockholders of Gyrodyne may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than fifteen percent (15%) of all the shares entitled to vote at any such meeting.

Supporting Statement

At present, the By-laws of Gyrodyne provide (in Section 203) that a special meeting of shareholders may be called only by the Company's President, the Chairman of the Board or the Board of Directors. We believe it would be appropriate and consistent with sound corporate governance to provide that the stockholders of Gyrodyne also have the means to call special meetings of the stockholders, to provide a mechanism for the prompt consideration of matters relating to Gyrodyne and appropriate for stockholders' consideration or action. If you believe the By-laws of Gyrodyne should be amended so as to provide stockholders the ability to call a special meeting of the stockholders, please vote FOR this proposal.

Very truly yours,

EVEREST SPECIAL SITUATIONS FUND L.P.

By: /s/ ELCHANAN MAOZ
Name: Elchanan "Nani" Maoz
Title: Chairman and Chief Executive Officer
Tel: 972-3-6858555
Fax: 972-3-6858557

</TEXT>
</DOCUMENT>



EVEREST FUNDS L.P.

September 7, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. By Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

Everest Special Situations Fund L.P. wishes to respond to Gyrodyne's letter of August 26, 2005, seeking to exclude Everest's proposal that 15% of Gyrodyne's shareholders be permitted to call a special meeting of shareholders (the "Proposal").

Gyrodyne's Board could at any time have provided shareholders the right to call a special meeting by amending the Company's bylaws. Everest believes a 15% threshold provides a more meaningful ability to call a special meeting than Gyrodyne's proposed 30% threshold.

Everest believes its Proposal should not be excluded from the Company's proxy materials because:

a.) Everest suspects that Gyrodyne's primary purpose in now proposing a 30% special meeting threshold is most likely to afford Gyrodyne an argument to exclude Everest's Proposal. Since Gyrodyne would not need shareholder approval to accomplish an amendment of its bylaws by its Board, Everest believes the proposal is intended to effect a less responsive special meeting threshold than proposed by Everest.

b.) Everest believes that the proposed 15% threshold is a reasonable threshold for the calling of a special meeting and in line with current corporate best practices.

c.) The poison pill recently put in place by Gyrodyne can be triggered if 20% or more of the Company's stock is owned by one shareholder or the Company determines that a number of shareholders collectively having beneficial ownership of in excess of 20 % of Company stock are 'acting in concert'. This could provide the Company a means of chilling

Maoz Everest Fund Management Ltd.
21 Ha'arba'a St., Tel Aviv 64739 Israel



EVEREST FUNDS L.P.

efforts to call a special meeting if such efforts require the collective efforts of more than 20% of Gyrodyne's shareholders.

d.) Everest does not believe that shareholders would likely be confused if its Proposal and the Company's proposal were included in the same proxy. Everest believes this is especially true if the proxy card reflects the two proposed bylaw amendments are mutually exclusive alternatives.

Everest believes Gyrodyne may soon be confronted with the need to make one or more strategic decisions of great importance to shareholders, and Everest therefore believes it prudent to have a meaningful ability for shareholders to call a special meeting.

Everest would be happy to discuss the Proposal in greater detail.

We thank you for your attention to this matter, and ask that you confirm receipt of this letter by returning to the undersigned an enclosed self-addressed stamped return envelope the enclosed photocopy of this letter.

Very truly yours,

EVERST SPECIAL SITUATIONS FUND L.P.

By: 
Elchanan Maoz

cc: Gyrodyne Company of America
Enclosure

Maoz Everest Fund Management Ltd.
21 Ha'arba'a St., Tel Aviv 64739, Israel



EAB Plaza
Uniondale, New York 11556-1320
Telephone 516.227.0700
Fax 516.227.0777
www.farrellfritz.com

Alon Y. Kapen
Partner

Direct Dial 516.227.0633
Direct Fax 516.336.2216
akapen@farrellfritz.com

Our File No.
18364-101

September 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. by Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

We are writing as Counsel to Gyrodyne Company of America, Inc., a New York corporation ("Gyrodyne" or the "Company"), in response to the September 7, 2005 letter (the "Proponent Response Letter") from Everest Special Situations L.P. (the "Proponent") to the Division of Corporate Finance of the Securities and Exchange Commission (the "Division"). The Proponent delivered a copy of the Proponent Response Letter to the Company on September 14, 2005. The Proponent Response Letter relates to a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in Gyrodyne's proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "Proxy Materials") and was written in response to our letter dated August 26, 2005 on behalf of the Company to the Division (the "No-Action Request Letter") requesting that the Division not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials in reliance on Rule 14a-8(i)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Copies of the No-Action Request Letter and the Proponent Response Letter are attached hereto as Exhibits A and B, respectively.

As set forth in detail below, the Company disagrees with the assertions in the Proponent Response Letter, and again requests that the Division confirm that it will not recommend enforcement action against the Company if the Proposal is excluded from the Proxy Materials. Pursuant to clause (j)(2) of Rule 14a-8, enclosed are five (5) additional copies of this letter and the enclosures. A copy of this letter and the accompanying enclosures have been forwarded to the Proponent.

Point-By-Point Rebuttal

The Proponent Response Letter fails to state an effective case against exclusion pursuant to Rule 14a-8(i)(9). The Company wishes to address the Proponent's arguments point-by-point, with point references below corresponding to the lettered paragraphs contained in the Proponent Response Letter.

Point a. Gyrodyne's primary purpose in proposing that shareholders be allowed to call special meetings is to promote shareholder democracy. Following an analysis of its shareholder base and consultations with its proxy consultant, the Company determined that 30% is the ideal threshold for shareholders to be able to call special meetings because it represents the best balance between shareholder democracy and efficient meeting procedures. Although the Company's by-laws provide that amendments could be approved by majority vote of the shareholders or by the Board, the Company believes that the issue of calling special meetings is important enough to submit to the shareholders for their approval. The crucial point here, however, is the direct incompatibility of the Proposal with the proposal to be submitted by the Company, which the Proponent has failed to address.

Point b. In paragraph (b) of the Proponent Response Letter, the Proponent states its belief that the 15% threshold for calling a special meeting is reasonable and in line with current corporate best practices. The appropriate threshold of aggregate share ownership in the context of shareholders calling special meetings is a function of concentration of ownership of a company, and, as stated above, Gyrodyne reasonably concluded that 30% is the optimum threshold for the Company. More importantly, the Proponent's assertion in its paragraph (b) is also not responsive to the issue of exclusion under Rule 14a-8(i)(9). It may be appropriate in some other forum, but not here.

Point c. The Company disagrees with the Proponent's interpretation of the poison pill. The Proponent's assertion in its paragraph (c) that the pill could be triggered if the Company determines that a number of shareholders collectively having beneficial ownership in excess of 20% of Company stock are "acting in concert" is a profound mischaracterization of the pill. The rights under the Company's shareholder rights agreement become exercisable when a person or group of affiliated or associated persons becomes a "Beneficial Owner" of 20% or more of the outstanding voting stock of the Company. In pertinent part, a person is deemed a "Beneficial Owner" of voting securities if (i) such person, together with such person's affiliates or associates, has the right to vote such securities "alone or in concert with others, pursuant to any agreement, arrangement or understanding (whether or not in writing); . . ." or (ii) such voting securities are "Beneficially Owned", directly or indirectly, by any other person with which such person (or such person's affiliates and associates) "has any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting . . . or disposing of any securities of the Corporation." The Company maintains that there is a clear distinction between calling a meeting and agreeing to vote shares. The shareholder rights agreement grants the board of directors the authority to determine whether Beneficial Ownership exists for purposes of triggering exercise of the rights, so long as such determination is made in good faith. It is inconceivable that anyone, let alone the board of directors of a NASDAQ listed company, could conclude that two shareholders acting jointly to call a special meeting somehow constitutes a right of either of the shareholders to vote the shares of the other shareholder. It is equally inconceivable that a NASDAQ board acting in good faith could determine that Beneficial Ownership exists because calling a special meeting amounts to an "agreement, arrangement or understanding for the purpose of voting such shares." Certainly, the Gyrodyne Board does not hold this view. Consequently, the Proponent's concerns of a "chilling effect" are without merit.

Point d. The Division has consistently interpreted Rule 14a-8(i)(9) as allowing a company to omit a shareholder proposal if there is "some basis" for concluding that submitting both proposals may lead to an inconsistent or inconclusive mandate from the shareholders. The Proponent suggests that the confusion resulting from the two conflicting proposals could be addressed with language in the proxy card indicating that the two proposals are mutually exclusive. Unfortunately for the Proponent, however, the Division has also consistently concluded that a conflicting shareholder proposal cannot be salvaged through instructions in the proxy card because there is no reliable way to eliminate the risk of shareholders inadvertently voting for both proposals thus leading to inconsistent mandates. Accordingly, the Proponent's suggestion set forth in paragraph (d) in the Proponent Response Letter must be rejected by the Division.

Finally, although the Proponent Response Letter does not indicate that the Proponent has delivered six (6) copies of its letter to the Division in accordance with clause (k) of Rule 14a-8, we are assuming that the Proponent has submitted the Proponent Response Letter in accordance with the Exchange Act and the requirements of the Division.

For the reasons discussed above, we reassert our belief that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9) and respectfully request that the Division confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials. If for any reason the Division does not agree with Gyrodyne's position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Division's staff prior to the issuance of a formal response. If you desire any additional information please call me at (516) 227-0633.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,



Alon Y. Kapen

AYK:ra
Enclosures
cc: Everest Special Situations L.P.

EXHIBIT A



EAB Plaza
Uniondale, New York 11556-1320
Telephone 516.227.0700
Fax 516.227.0777
www.farrellfritz.com

Alon Y. Kapen
Partner

Direct Dial 516.227.0633
Direct Fax 516.336.2216
akapen@farrellfritz.com

Our File No.
18364-101

August 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. by Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

On or about June 14, 2005, Gyrodyne Company of America, Inc., a New York corporation ("Gyrodyne" or the "Company"), received a shareholder proposal (the "Proposal") from Everest Special Situations L.P. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "Proxy Materials"). A copy of the Proposal is annexed hereto in the form of Exhibit A to the enclosed Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") by the Proponent on June 16, 2005. On behalf of Gyrodyne, we hereby notify the Commission and the Proponent that Gyrodyne intends to exclude the Proposal from its Proxy Materials for the reasons set forth below. By copy of this letter, we are simultaneously informing the Proponent of Gyrodyne's intention. This letter constitutes the Company's statement of the reasons it deems the exclusion to be proper.

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Division of Corporation Finance (the "Division") not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials. We have been advised by the Company as to the factual matters set forth below. Pursuant to clause (j)(2) of Rule 14a-8, enclosed are five (5) additional copies of this letter and the enclosure.

The Proposal states:

RESOLVED: That the Gyrodyne By-Laws relating to Meeting [sic] of Stockholders be amended to provide that special meetings of the stockholders of

> Gyrodyne may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than fifteen percent (15%) of all the shares entitled to vote at any such meeting.
>
> Supporting Statement
>
> At present, the By-laws of Gyrodyne provide (in Section 203) that a special meeting of shareholders may be called only by the Company's President, the Chairman of the Board or the Board of Directors. We believe it would be appropriate and consistent with sound corporate governance to provide that the stockholders of Gyrodyne also have the means to call special meetings of the stockholders, to provide a mechanism for the prompt consideration of matters relating to Gyrodyne and appropriate for stockholders' consideration or action. If you believe the By-laws of Gyrodyne should be amended so as to provide stockholders the ability to call a special meeting of the stockholders, please vote FOR this proposal.

The Company believes the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's proposals to be submitted to the shareholders at its 2005 annual meeting. At the annual meeting, the Company intends to submit a proposal to amend the Amended and Restated By-Laws of the Company to allow shareholders holding not less than thirty percent (30%) of shares entitled to vote at a shareholders meeting to call a special meeting.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Division's staff has interpreted Rule 14a-8(i)(9) and it's predecessor, Rule 14a-8(c)(9), as allowing a company to omit a shareholder proposal if there is "some basis" for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent or inconclusive mandate from the shareholders. See *Mattel, Inc.* (March 4, 1999); *The Gabelli Equity Trust* (March 15, 1993). In fact, the Division has permitted exclusion even if the proposal could be characterized as an "alternative" to, rather than the "opposite" of, the registrant's proposal. See *Chevron Corporation* (February 27, 1991). The Company believes that the Proposal is at best an alternative to, and at worst inconsistent with, a proposal that the Company intends to present at the annual meeting and, therefore, conflicts with the Company's proposal.

Further, the Proposal cannot be salvaged by inclusion of both proposals in the Proxy Materials and instructing the shareholders to vote for one or the other, but not both. The Division has recognized that the possibility of shareholders inadvertently voting for both proposals, leading to an inconsistent or inconclusive mandate, is not cured by structuring the proxy form to allow shareholders to vote "either/or" or containing boldface language to the effect that shareholders should vote only for one of the two conflicting proposals. See *Tri-South Investments Inc.* (March 6, 1985) (shareholder proposal excludable notwithstanding argument by shareholder's counsel that the concern over an inconsistent and inconclusive mandate could be

dealt with by including a boldface statement to the effect that the shareholders should not vote for both proposals); *Fitchburg Gas and Electric Light* (July 30, 1991) (granting request for no action notwithstanding shareholder's argument that potential concerns regarding an inconsistent or inconclusive mandate could be addressed by structuring a proxy card which made clear that shareholders would not be able to vote in favor of both proposals but rather could vote only "either/or"). Accordingly, because the risk of an inconclusive or inconsistent mandate cannot be remedied by cautionary "either/or" language in the Proxy Materials, no matter how prominent, the exclusion of the Proposal should be permitted.

For the reasons discussed above, we request on behalf of the Company that the Division confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials. If for any reason the Division does not agree with Gyrodyne's position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Division's staff prior to the issuance of a formal response. If you desire any additional information please call me at (516) 227-0633.

In accordance with Rule 14a-8, we are furnishing the Proponent with a copy of this letter.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,



Alan Y. Kapen

AYK:jpr
Enclosures

cc: Everest Special Situations L.P.

<DOCUMENT>
<TYPE>SC 13D/A
<SEQUENCE>1
<FILENAME>gyro13djne14.txt
<DESCRIPTION>AMENDMENT 7 TO SCHEDULE 13D
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
Amendment No. 7

Gyrodyne Company of America, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

403820103

(CUSIP Number)

Elchanan Maoz
Platinum House
21 Ha'arba'a Street
Tel Aviv, 64739
Israel
Tel: 972-3-6858555
Fax: 972-3-6858557

Guy N. Molinari, Esq.
Heller Ehrman LLP
7 Times Square
Time Square Tower
New York, NY 10036
(212) 832-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

<PAGE>

CUSIP No. 403820103 Page 2 of 11

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kellogg Capital Group, LLC

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
61,772

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
61,772

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

---

14 TYPE OF REPORTING PERSON*
BD

<PAGE>

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kellogg Group, LLC

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
61,772

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
61,772

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

---

14 TYPE OF REPORTING PERSON*
OO

<PAGE>

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles K. Kellogg

----
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

----
3 SEC USE ONLY

----
4 SOURCE OF FUNDS*
N/A

----
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

----
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

----
7 SOLE VOTING POWER
0

----
8 SHARED VOTING POWER
61,772

----
9 SOLE DISPOSITIVE POWER
0

----
10 SHARED DISPOSITIVE POWER
61,772

----
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

----
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

----
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

----
14 TYPE OF REPORTING PERSON*
IN

<PAGE>

----
1. NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lee Kellogg

----
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

----
3 SEC USE ONLY

----
4 SOURCE OF FUNDS*
N/A

----

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

----

6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

----

7 SOLE VOTING POWER
0

----

8 SHARED VOTING POWER
61,772

----

9 SOLE DISPOSITIVE POWER
0

----

10 SHARED DISPOSITIVE POWER
61,772

----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

----

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

----

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

----

14 TYPE OF REPORTING PERSON*
IN

<PAGE>

----

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Everest Special Situations Fund L.P.

----

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

----

3 SEC USE ONLY

----

4 SOURCE OF FUNDS*
N/A

----

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

----

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

----

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
30,524

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
30, 524

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

---

14 TYPE OF REPORTING PERSON*
PN

<PAGE>

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Maoz Everest Fund Management Ltd.

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
30,524

---

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
30,524

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14 TYPE OF REPORTING PERSON*
CO

<PAGE>

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elchanan Maoz

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
30,524

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
30,524

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* IN

<PAGE>

Introduction:

This amendment is being made to disclose correspondence with the Issuer dated June 14, 2005 pursuant to which Everest Special Situations Fund L.P submitted a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for inclusion in management's proxy statement for the next annual meeting (the "Proposal").

The Proposal is attached hereto as Exhibit A and filed under Item 7 of this Schedule 13D. This amendment is being made to report the submission of the proposal to the issue and does not constitute the solicitation of any shareholder vote.

This amendment no. 7 reflects no changes in the previously reported holdings of the Reporting Persons.

AMENDMENT NO. 7
TO THE
SCHEDULE 13D

Item 1. Security and Issuer

(a) Class of Securities: Common Stock, par value $1.00 ("Common Stock")

(b) Issuer: Gyrodyne Company of America, Inc. 102 Flowerfield St. James, New York 11780

Item 5. Interest in Securities of the Issuer

(c) From the date of the last amendment to Schedule 13D filed May 23, 2005, there have been no changes in the holdings of the Reporting Persons.

(d) To the best of each of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock which the Reporting Persons may be deemed to own beneficially.

(e) Not applicable.

Item 7. Material to be filed as Exhibits

Exhibit A: Letter from the Everest Special Situations Fund L.P. to the Issuer dated June 14, 2005.

<PAGE>

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2005

EVEREST SPECIAL SITUATIONS FUND L.P.

By: Maoz Everest
Fund Management Ltd.,
Its general partner

By: /s/ ELCHANAN MAOZ
Name: Elchanan Maoz
Title: Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By: /s/ ELCHANAN MAOZ
Name: Elchanan Maoz
Title: Chairman and Chief Executive Officer

/s/ ELCHANAN MAOZ
Elchanan Maoz

KELLOGG CAPITAL GROUP, LLC

By: /s/ MATTHEW BRAND
Name: Matthew Brand
Title: Managing Director

KELLOGG GROUP, LLC

By: /s/ MATTHEW BRAND
Name: Matthew Brand
Title: Managing Director

/s/ CHARLES K. KELLOGG
Charles K. Kellogg

/s/ LEE KELLOGG
Lee Kellogg

<PAGE>

EXHIBIT A

June 14, 2005

Mr. Peter Pitsiokos
Chief Operating Officer and Secretary
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, NY 11780

Dear Mr. Pitsiokos:

As demonstrated by our report on Schedule 13D, as amended (a copy of which is attached and which has previously been provided to you), we have beneficially owned shares of Gyrodyne Company of America, Inc. ("Gyrodyne") valued at more than $2,000 continuously for more than one year and we intend to continue our ownership through the date of Gyrodyne's next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders. Please contact us if you would like to discuss this proposal.

> RESOLVED: That the Gyrodyne By-Laws relating to Meeting of Stockholders be amended to provide that special meetings of the stockholders of Gyrodyne may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than fifteen percent (15%) of all the shares entitled to vote at any such meeting.

Supporting Statement

At present, the By-laws of Gyrodyne provide (in Section 203) that a special meeting of shareholders may be called only by the Company's President, the Chairman of the Board or the Board of Directors. We believe it would be appropriate and consistent with sound corporate governance to provide that the stockholders of Gyrodyne also have the means to call special meetings of the stockholders, to provide a mechanism for the prompt consideration of matters relating to Gyrodyne and appropriate for stockholders' consideration or action. If you believe the By-laws of Gyrodyne should be amended so as to provide stockholders the ability to call a special meeting of the stockholders, please vote FOR this proposal.

Very truly yours,

EVEREST SPECIAL SITUATIONS FUND L.P.

By: /s/ ELCHANAN MAOZ
Name: Elchanan "Nani" Maoz
Title: Chairman and Chief Executive Officer
Tel: 972-3-6858555
Fax: 972-3-6858557

</TEXT>
</DOCUMENT>

EXHIBIT B

September 7, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. By Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

Everest Special Situations Fund L.P. wishes to respond to Gyrodyne's letter of August 26, 2005, seeking to exclude Everest's proposal that 15% of Gyrodyne's shareholders be permitted to call a special meeting of shareholders (the "Proposal").

Gyrodyne's Board could at any time have provided shareholders the right to call a special meeting by amending the Company's bylaws. Everest believes a 15% threshold provides a more meaningful ability to call a special meeting than Gyrodyne's proposed 30% threshold.

Everest believes its Proposal should not be excluded from the Company's proxy materials because:

a.) Everest suspects that Gyrodyne's primary purpose in now proposing a 30% special meeting threshold is most likely to afford Gyrodyne an argument to exclude Everest's Proposal. Since Gyrodyne would not need shareholder approval to accomplish an amendment of its bylaws by its Board, Everest believes the proposal is intended to effect a less responsive special meeting threshold than proposed by Everest.

b.) Everest believes that the proposed 15% threshold is a reasonable threshold for the calling of a special meeting and in line with current corporate best practices.

c.) The poison pill recently put in place by Gyrodyne can be triggered if 20% or more of the Company's stock is owned by one shareholder or the Company determines that a number of shareholders collectively having beneficial ownership of in excess of 20 % of Company stock are 'acting in concert'. This could provide the Company a means of chilling

efforts to call a special meeting if such efforts require the collective efforts of more than 20% of Gyrodyne's shareholders.

d.) Everest does not believe that shareholders would likely be confused if its Proposal and the Company's proposal were included in the same proxy. Everest believes this is especially true if the proxy card reflects the two proposed bylaw amendments are mutually exclusive alternatives.

Everest believes Gyrodyne may soon be confronted with the need to make one or more strategic decisions of great importance to shareholders, and Everest therefore believes it prudent to have a meaningful ability for shareholders to call a special meeting.

Everest would be happy to discuss the Proposal in greater detail.

We thank you for your attention to this matter, and ask that you confirm receipt of this letter by returning to the undersigned an enclosed self–addressed stamped return envelope the enclosed photocopy of this letter.

Very truly yours,

EVEREST SPECIAL SITUATIONS FUND L.P.

By: /s/ Elchanan Maoz
Elchanan Maoz

cc: Gyrodyne Company of America

Enclosure



EVEREST FUNDS L.P.

September 30, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

**Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc.
By Everest Special Situations Fund L.P.**

Dear Ladies and Gentelmen:

This letter is in response to the letter of September 20, 2005 from counsel to Gyrodyne Company of America, Inc. ("Gyrodyne" or the "Company") to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission relating to our shareholder proposal (the "Proposal") submitted for inclusion in Gyrodyne's proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "Gyrodyne Response Letter"). The Gyrodyne Response Letter is supplement a to the Company's initial letter to the Division dated August 26, 2005 requesting that the Division not recommend any enforcement action against the Company if the Proposal is excluded from the Company's proxy materials. We continue to believe that Gyrodyne fails to state an effective case for exclusion of the Proposal pursuant to Rule 14a-8(i)(9).

The Proposal requests that Gyrodyne's By-Laws relating to meetings of shareholders be amended to provide that a special meeting may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than 15% of all the shares entitled to vote at any such meeting. Gyrodyne subsequently submitted its own proposal containing an ownership threshold that would allow holders of not less than 30% of all the shares to call a special meeting. Now Gyrodyne contends that the two proposals are incompatible and confusing and therefore our proposal should be excluded. We strongly disagree with the Company on this assertion. On the contrary, we believe the two different ownership thresholds

Maoz Everest Fund Management Ltd.
21 Ha'arba'a St., Tel Aviv 64739, Israel

contained in the two proposals make them significantly different and they therefore do not conflict with one another. The most obvious distinction between the two proposals that the Company has not acknowledged is the fact that the 30% threshold proposed by the Company is 100% greater than our proposed 15% threshold. There is also a significant distinction between the two proposals when applied to the framework of the proxy rules. Under the proposal containing the 15% ownership threshold, it would be much easier for a shareholder to communicate with others for the purpose of calling a special meeting. If 10 or less shareholders of a company own an aggregate of at least 15% of the shares [as in the case of Gyrodyne], these shareholders would be permitted to communicate with one another on the prospect of forming a group for the purpose of calling a special meeting without this being considered a solicitation under the proxy rules. However, under the Company's proposed 30% threshold, a shareholder of the same company with the same shareholder base would need to communicate with more than 10 other shareholders in order to call a special meeting. This would constitute a solicitation under the proxy rules and a proxy statement would be required to be filed with the SEC merely for the mechanical purpose of calling the special meeting. Given these material differences, we do not believe the proposals are incompatible or confusing.

As previously stated, we also question management's motivation and timing submitted its proposal. The Board of Directors has the power to unilaterally adopt its proposal by amending the By-Laws without shareholder approval. Yet the Board of Directors has balked at adopting its own proposal and contends "that the issue of calling special meetings is important enough to submit to shareholders for their approval." If this issue is so important, why hasn't it already implemented the proposal by amending its By-Laws? We believe it is clear that the Board is submitting its proposal, under the guise of good corporate governance, as a device to block our proposal on hyper technical procedural grounds. Allowing Gyrodyne to exclude the Proposal would set a dangerous precedent for allowing companies to exclude almost any proposal by subsequently endorsing an analogous proposal with a material difference or nuance and then arguing that a competing proposal is incompatible, confusing and duplicative.

In determining whether the Proposal may be excluded from Gyrodyne's proxy statement, we would also like the Division to take into consideration the following reasons why we believe a 15% ownership threshold is appropriate as opposed to the Board's 30% ownership threshold.

1) In the Gyrodyne Response Letter the Company stated that "30% is the ideal threshold for shareholders to be able to call special meetings because it represents the best balance between shareholder democracy and efficient meeting procedures." The vagueness of this statement hinders our ability to respond to it. That being said, we feel the same statement could be applied to our 15% threshold.



EVEREST FUNDS L.P.

2) The Company also stated in the Gyrodyne Response Letter that "The appropriate threshold of aggregate share ownership in the context of shareholders calling special meetings is a function of concentration of ownership in the context of a company." We adhered to this principle in determining our 15% threshold as optimal for the Company and its shareholders. Specifically, we considered the amount of fully diluted shares owned by management, the Board, the Company's pension plan (of which management has voting authority), and shares held by Bruce Sherman, Private Capital Management (a Bruce Sherman affiliate), Gerard Scolan and Lovin Oven Catering (a Gerard Scolan affiliate).

Collectively these shares represent 46% of the company's shares outstanding. In analyzing the balance of 54%, we noted that while only 664,593 shares remained, they were held by a highly fragmented group of 800+ holders of record. These dynamics coupled with the Company's questionable corporate governance history, as well as, generally accepted corporate governance standards, led us to our 15% conclusion.

For the reasons discussed above and in our prior correspondence to the Division, we believe that the Proposal should not be excluded from the Company's proxy material. If for any reason the Division does not agree with the position, or it has questions, or requires additional information or clarification, we would appreciate an opportunity to confer with you prior to the issuance of a formal response on this matter.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope provided for your convenience.

Very truly yours,

EVEREST SPECIAL SITUATIONS FUND L.P.

By: ______________________
Elchanan Maoz

Cc: Gyrodyne Company of America
Enclosure

Maoz Everest Fund Management Ltd.
21 Ha'arba'a St., Tel Aviv 64739, Israel
Ph: 972-3-6858555, Fax: 972-3-6858557
e-mail: info@maozeverest.com
web page: www.maozeverest.com



EAB Plaza
Uniondale, New York 11556-1320
Telephone 516.227.0700
Fax 516.227.0777
www.farrellfritz.com

Alon Y. Kapen
Partner

Direct Dial 516.227.0633
Direct Fax 516.336.2216
akapen@farrellfritz.com

Our File No.
18364-101

October 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. by Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

We are writing as Counsel to Gyrodyne Company of America, Inc., a New York corporation ("Gyrodyne" or the "Company"), in response to the September 30, 2005 letter (the "Second Proponent Response") from Everest Special Situations L.P. (the "Proponent") to the Division of Corporate Finance of the Securities and Exchange Commission (the "Division"). The Second Proponent Response relates to a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in Gyrodyne's proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "Proxy Materials"). In our letter on behalf of the Company to the Division dated August 26, 2005 (the "No-Action Request Letter"), we requested that the Division not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials in reliance on Rule 14a-8(i)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In a letter from the Proponent to the Division dated September 7, 2005 (the "First Proponent Response"), the Proponent responded to the No-Action Request Letter. The Company delivered its rebuttal to the First Proponent Response in a letter to the Division dated September 20, 2005 (the "First Company Rebuttal"). Copies of the No-Action Request Letter, the First Proponent Response, the First Company Rebuttal and the Second Proponent Response are attached hereto as Exhibits A, B, C and D respectively.

The Company disagrees with the assertions in the Second Proponent Response, and again requests that the Division confirm that it will not recommend enforcement action against the Company if the Proposal is excluded from the Proxy Materials. Pursuant to clause (j)(2) of Rule 14a-8, enclosed are five (5) additional copies of this letter and the enclosures. A copy of this letter and the accompanying enclosures have been forwarded to the Proponent.

We wish to point out to the Division that the Proponent did not deliver a copy of the Second Proponent Response to Gyrodyne until October 11, 2005, eleven days after the date of such letter.

Management's Motivation

As stated in the First Company Rebuttal, Gyrodyne's primary motivation in proposing that shareholders holding at least 30% of the outstanding shares in the aggregate be permitted to call special meetings is to promote shareholder democracy, and believes that the issue is important enough to submit the proposal to its shareholders for a vote. Nevertheless, the Proponent again questions Gyrodyne's motivation and timing in submitting its proposal and is asking the staff of the Division to ignore the clear language of Rule 14a-8(i)(9), which the Proponent characterizes as "hyper technical procedural grounds". In doing so, the Proponent also fails to address the Division's policy underlying Rule 14a-8(i)(9) set forth in a line of no action letters, that a conflicting shareholder proposal may be excluded to avoid an inconsistent shareholder mandate. Eliminating the use of Rule 14a-8(i)(9) in all situations where the shareholder's proposal was submitted to the company before the company revealed that it was submitting a conflicting proposal would effectively eviscerate the use of Rule 14a-8(i)(9), because there would virtually never be a situation where the company's proposal was submitted before the Proponent's.

Conflicting Proposals

The Proponent argues that the two proposals are "significantly different and they therefore do not conflict with one another." The fact that two proposals are different does not lead to the conclusion that the proposals do not conflict. Once again, the Proponent has mischaracterized the issue and has ignored the Division's interpretation of Rule 14a-8(i)(9). The Division has consistently determined that a shareholder proposal may be excluded if there is "some basis" for concluding that submitting both proposals may lead to an inconsistent or inconclusive mandate from the shareholders. If the Company were to place both the Proposal and the Company's proposal on the same proxy ballet, there is no reliable way to eliminate the risk of shareholders inadvertently voting for both proposals thus leading to inconsistent mandates.

Proxy Rules

The Second Proponent Response argues that the thirty percent (30%) threshold proposed by Gyrodyne may require more than 10 shareholders to communicate with one another in order to call a special meeting, which may constitute a solicitation under the proxy rules. We do not agree with the Proponent's contention that communicating with fellow shareholders for the purpose of calling a special meeting in and of itself would constitute a proxy solicitation. More importantly, this argument is once again not relevant to the issue of exclusion under Rule 14a-8(i)(9).

The remainder of the Proponent's arguments relate to its subjective determination that 15% is the appropriate threshold. As discussed above, the Company's management disagrees with the Proponent on this issue. The arguments presented by the Proponent with regard to its determination of the appropriate threshold are not relevant in the context of a no-action request by the Company.

For the reasons discussed above, we reassert our belief that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9) and respectfully request that the Division confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials. If for any reason the Division does not agree with Gyrodyne's position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Division's staff prior to the issuance of a formal response. If you desire any additional information please call me at (516) 227-0633.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,



Alon Y. Kapen

AYK:ra
Enclosures
cc: Everest Special Situations L.P.



EAB Plaza
Uniondale, New York 11556-1320
Telephone 516.227.0700
Fax 516.227.0777
www.farrellfritz.com

Alon Y. Kapen
Partner

Direct Dial 516.227.0633
Direct Fax 516.336.2216
akapen@farrellfritz.com

Our File No.
18364-101

August 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. by Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

On or about June 14, 2005, Gyrodyne Company of America, Inc., a New York corporation ("Gyrodyne" or the "Company"), received a shareholder proposal (the "Proposal") from Everest Special Situations L.P. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "Proxy Materials"). A copy of the Proposal is annexed hereto in the form of Exhibit A to the enclosed Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") by the Proponent on June 16, 2005. On behalf of Gyrodyne, we hereby notify the Commission and the Proponent that Gyrodyne intends to exclude the Proposal from its Proxy Materials for the reasons set forth below. By copy of this letter, we are simultaneously informing the Proponent of Gyrodyne's intention. This letter constitutes the Company's statement of the reasons it deems the exclusion to be proper.

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Division of Corporation Finance (the "Division") not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials. We have been advised by the Company as to the factual matters set forth below. Pursuant to clause (j)(2) of Rule 14a-8, enclosed are five (5) additional copies of this letter and the enclosure.

The Proposal states:

RESOLVED: That the Gyrodyne By-Laws relating to Meeting [sic] of Stockholders be amended to provide that special meetings of the stockholders of

Gyrodyne may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than fifteen percent (15%) of all the shares entitled to vote at any such meeting.

Supporting Statement

At present, the By-laws of Gyrodyne provide (in Section 203) that a special meeting of shareholders may be called only by the Company's President, the Chairman of the Board or the Board of Directors. We believe it would be appropriate and consistent with sound corporate governance to provide that the stockholders of Gyrodyne also have the means to call special meetings of the stockholders, to provide a mechanism for the prompt consideration of matters relating to Gyrodyne and appropriate for stockholders' consideration or action. If you believe the By-laws of Gyrodyne should be amended so as to provide stockholders the ability to call a special meeting of the stockholders, please vote FOR this proposal.

The Company believes the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's proposals to be submitted to the shareholders at its 2005 annual meeting. At the annual meeting, the Company intends to submit a proposal to amend the Amended and Restated By-Laws of the Company to allow shareholders holding not less than thirty percent (30%) of shares entitled to vote at a shareholders meeting to call a special meeting.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Division's staff has interpreted Rule 14a-8(i)(9) and it's predecessor, Rule 14a-8(c)(9), as allowing a company to omit a shareholder proposal if there is "some basis" for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent or inconclusive mandate from the shareholders. See *Mattel, Inc.* (March 4, 1999); *The Gabelli Equity Trust* (March 15, 1993). In fact, the Division has permitted exclusion even if the proposal could be characterized as an "alternative" to, rather than the "opposite" of, the registrant's proposal. See *Chevron Corporation* (February 27, 1991). The Company believes that the Proposal is at best an alternative to, and at worst inconsistent with, a proposal that the Company intends to present at the annual meeting and, therefore, conflicts with the Company's proposal.

Further, the Proposal cannot be salvaged by inclusion of both proposals in the Proxy Materials and instructing the shareholders to vote for one or the other, but not both. The Division has recognized that the possibility of shareholders inadvertently voting for both proposals, leading to an inconsistent or inconclusive mandate, is not cured by structuring the proxy form to allow shareholders to vote "either/or" or containing boldface language to the effect that shareholders should vote only for one of the two conflicting proposals. See *Tri-South Investments Inc.* (March 6, 1985) (shareholder proposal excludable notwithstanding argument by shareholder's counsel that the concern over an inconsistent and inconclusive mandate could be

dealt with by including a boldface statement to the effect that the shareholders should not vote for both proposals); *Fitchburg Gas and Electric Light* (July 30, 1991) (granting request for no action notwithstanding shareholder's argument that potential concerns regarding an inconsistent or inconclusive mandate could be addressed by structuring a proxy card which made clear that shareholders would not be able to vote in favor of both proposals but rather could vote only "either/or"). Accordingly, because the risk of an inconclusive or inconsistent mandate cannot be remedied by cautionary "either/or" language in the Proxy Materials, no matter how prominent, the exclusion of the Proposal should be permitted.

For the reasons discussed above, we request on behalf of the Company that the Division confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials. If for any reason the Division does not agree with Gyrodyne's position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Division's staff prior to the issuance of a formal response. If you desire any additional information please call me at (516) 227-0633.

In accordance with Rule 14a-8, we are furnishing the Proponent with a copy of this letter.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,



Alon Y. Kapen

AYK:jpr
Enclosures

cc: Everest Special Situations L.P.

<DOCUMENT>
<TYPE>SC 13D/A
<SEQUENCE>1
<FILENAME>gyro13djne14.txt
<DESCRIPTION>AMENDMENT 7 TO SCHEDULE 13D
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
Amendment No. 7

Gyrodyne Company of America, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

403820103

(CUSIP Number)

Elchanan Maoz
Platinum House
21 Ha'arba'a Street
Tel Aviv, 64739
Israel
Tel: 972-3-6858555
Fax: 972-3-6858557

Guy N. Molinari, Esq.
Heller Ehrman LLP
7 Times Square
Time Square Tower
New York, NY 10036
(212) 832-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

<PAGE>

CUSIP No. 403820103 Page 2 of 11

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kellogg Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 61,772
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 61,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 61,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* BD

<PAGE>

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kellogg Group, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
61,772

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
61,772

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14 TYPE OF REPORTING PERSON*
OO

<PAGE>

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles K. Kellogg

```
-----------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) x    (b)
-----------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------
   4     SOURCE OF FUNDS*
                     N/A
-----------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
-----------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.A.
-----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
   7     SOLE VOTING POWER
                     0
-----------------------------------------------------------------
   8     SHARED VOTING POWER
                     61,772
-----------------------------------------------------------------
   9     SOLE DISPOSITIVE POWER
                     0
-----------------------------------------------------------------
   10       SHARED DISPOSITIVE POWER
                     61,772
-----------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                     61,772
-----------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*
-----------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.1%
-----------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                     IN
-----------------------------------------------------------------

<PAGE>


CUSIP No. 403820103                                  Page 5 of 11
-----------------------------------------------------------------
   1. NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Lee  Kellogg
-----------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) x    (b)
-----------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------
   4     SOURCE OF FUNDS*
                     N/A
```

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
61,772

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
61,772

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14 TYPE OF REPORTING PERSON*
IN

<PAGE>

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Everest Special Situations Fund L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
30,524

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
30, 524

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

---

14 TYPE OF REPORTING PERSON*
PN

<PAGE>

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Maoz Everest Fund Management Ltd.

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
30,524

---

9 SOLE DISPOSITIVE POWER
0

----

10 SHARED DISPOSITIVE POWER
30,524

----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

----

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

----

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

----

14 TYPE OF REPORTING PERSON*
CO

<PAGE>

----

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elchanan Maoz

----

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

----

3 SEC USE ONLY

----

4 SOURCE OF FUNDS*
N/A

----

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

----

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

----

7 SOLE VOTING POWER
0

----

8 SHARED VOTING POWER
30,524

----

9 SOLE DISPOSITIVE POWER
0

----

10 SHARED DISPOSITIVE POWER
30,524

----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

----

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* IN

<PAGE>

Introduction:

This amendment is being made to disclose correspondence with the Issuer dated June 14, 2005 pursuant to which Everest Special Situations Fund L.P submitted a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for inclusion in management's proxy statement for the next annual meeting (the "Proposal").

The Proposal is attached hereto as Exhibit A and filed under Item 7 of this Schedule 13D. This amendment is being made to report the submission of the proposal to the issue and does not constitute the solicitation of any shareholder vote.

This amendment no. 7 reflects no changes in the previously reported holdings of the Reporting Persons.

AMENDMENT NO. 7
TO THE
SCHEDULE 13D

Item 1. Security and Issuer

(a) Class of Securities: Common Stock, par value $1.00 ("Common Stock")

(b) Issuer: Gyrodyne Company of America, Inc. 102 Flowerfield St. James, New York 11780

Item 5. Interest in Securities of the Issuer

(c) From the date of the last amendment to Schedule 13D filed May 23, 2005, there have been no changes in the holdings of the Reporting Persons.

(d) To the best of each of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock which the Reporting Persons may be deemed to own beneficially.

(e) Not applicable.

Item 7. Material to be filed as Exhibits

Exhibit A: Letter from the Everest Special Situations Fund L.P. to the Issuer dated June 14, 2005.

<PAGE>

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2005

EVEREST SPECIAL SITUATIONS FUND L.P.

By: Maoz Everest
Fund Management Ltd.,
Its general partner

By: /s/ ELCHANAN MAOZ
Name: Elchanan Maoz
Title: Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By: /s/ ELCHANAN MAOZ
Name: Elchanan Maoz
Title: Chairman and Chief Executive Officer

/s/ ELCHANAN MAOZ
Elchanan Maoz

KELLOGG CAPITAL GROUP, LLC

By: /s/ MATTHEW BRAND
Name: Matthew Brand
Title: Managing Director

KELLOGG GROUP, LLC

By: /s/ MATTHEW BRAND
Name: Matthew Brand
Title: Managing Director

/s/ CHARLES K. KELLOGG
Charles K. Kellogg

/s/ LEE KELLOGG
Lee Kellogg

<PAGE>

EXHIBIT A

June 14, 2005

Mr. Peter Pitsiokos
Chief Operating Officer and Secretary
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, NY 11780

Dear Mr. Pitsiokos:

As demonstrated by our report on Schedule 13D, as amended (a copy of which is attached and which has previously been provided to you), we have beneficially owned shares of Gyrodyne Company of America, Inc. ("Gyrodyne") valued at more than $2,000 continuously for more than one year and we intend to continue our ownership through the date of Gyrodyne's next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders. Please contact us if you would like to discuss this proposal.

RESOLVED: That the Gyrodyne By-Laws relating to Meeting of Stockholders be amended to provide that special meetings of the stockholders of Gyrodyne may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than fifteen percent (15%) of all the shares entitled to vote at any such meeting.

Supporting Statement

At present, the By-laws of Gyrodyne provide (in Section 203) that a special meeting of shareholders may be called only by the Company's President, the Chairman of the Board or the Board of Directors. We believe it would be appropriate and consistent with sound corporate governance to provide that the stockholders of Gyrodyne also have the means to call special meetings of the stockholders, to provide a mechanism for the prompt consideration of matters relating to Gyrodyne and appropriate for stockholders' consideration or action. If you believe the By-laws of Gyrodyne should be amended so as to provide stockholders the ability to call a special meeting of the stockholders, please vote FOR this proposal.

Very truly yours,

EVEREST SPECIAL SITUATIONS FUND L.P.

By: /s/ ELCHANAN MAOZ
Name: Elchanan "Nani" Maoz
Title: Chairman and Chief Executive Officer
Tel: 972-3-6858555
Fax: 972-3-6858557

</TEXT>
</DOCUMENT>

EXHIBIT B

September 7, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. By Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

Everest Special Situations Fund L.P. wishes to respond to Gyrodyne's letter of August 26, 2005, seeking to exclude Everest's proposal that 15% of Gyrodyne's shareholders be permitted to call a special meeting of shareholders (the "Proposal").

Gyrodyne's Board could at any time have provided shareholders the right to call a special meeting by amending the Company's bylaws. Everest believes a 15% threshold provides a more meaningful ability to call a special meeting than Gyrodyne's proposed 30% threshold.

Everest believes its Proposal should not be excluded from the Company's proxy materials because:

a.) Everest suspects that Gyrodyne's primary purpose in now proposing a 30% special meeting threshold is most likely to afford Gyrodyne an argument to exclude Everest's Proposal. Since Gyrodyne would not need shareholder approval to accomplish an amendment of its bylaws by its Board, Everest believes the proposal is intended to effect a less responsive special meeting threshold than proposed by Everest.

b.) Everest believes that the proposed 15% threshold is a reasonable threshold for the calling of a special meeting and in line with current corporate best practices.

c.) The poison pill recently put in place by Gyrodyne can be triggered if 20% or more of the Company's stock is owned by one shareholder or the Company determines that a number of shareholders collectively having beneficial ownership of in excess of 20 % of Company stock are 'acting in concert'. This could provide the Company a means of chilling

efforts to call a special meeting if such efforts require the collective efforts of more than 20% of Gyrodyne's shareholders.

d.) Everest does not believe that shareholders would likely be confused if its Proposal and the Company's proposal were included in the same proxy. Everest believes this is especially true if the proxy card reflects the two proposed bylaw amendments are mutually exclusive alternatives.

Everest believes Gyrodyne may soon be confronted with the need to make one or more strategic decisions of great importance to shareholders, and Everest therefore believes it prudent to have a meaningful ability for shareholders to call a special meeting.

Everest would be happy to discuss the Proposal in greater detail.

We thank you for your attention to this matter, and ask that you confirm receipt of this letter by returning to the undersigned an enclosed self–addressed stamped return envelope the enclosed photocopy of this letter.

Very truly yours,

EVEREST SPECIAL SITUATIONS FUND L.P.

By: /s/ Elchanan Maoz
Elchanan Maoz

cc: Gyrodyne Company of America

Enclosure



EAB Plaza
Uniondale, New York 11556-1320
Telephone 516.227.0700
Fax 516.227.0777
www.farrellfritz.com

Alon Y. Kapen
Partner

Direct Dial 516.227.0633
Direct Fax 516.336.2216
akapen@farrellfritz.com

Our File No.
18364-101

September 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. by Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

We are writing as Counsel to Gyrodyne Company of America, Inc., a New York corporation ("Gyrodyne" or the "Company"), in response to the September 7, 2005 letter (the "Proponent Response Letter") from Everest Special Situations L.P. (the "Proponent") to the Division of Corporate Finance of the Securities and Exchange Commission (the "Division"). The Proponent delivered a copy of the Proponent Response Letter to the Company on September 14, 2005. The Proponent Response Letter relates to a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in Gyrodyne's proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "Proxy Materials") and was written in response to our letter dated August 26, 2005 on behalf of the Company to the Division (the "No-Action Request Letter") requesting that the Division not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials in reliance on Rule 14a-8(i)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Copies of the No-Action Request Letter and the Proponent Response Letter are attached hereto as Exhibits A and B, respectively.

As set forth in detail below, the Company disagrees with the assertions in the Proponent Response Letter, and again requests that the Division confirm that it will not recommend enforcement action against the Company if the Proposal is excluded from the Proxy Materials. Pursuant to clause (j)(2) of Rule 14a-8, enclosed are five (5) additional copies of this letter and the enclosures. A copy of this letter and the accompanying enclosures have been forwarded to the Proponent.

Point-By-Point Rebuttal

The Proponent Response Letter fails to state an effective case against exclusion pursuant to Rule 14a-8(i)(9). The Company wishes to address the Proponent's arguments point-by-point, with point references below corresponding to the lettered paragraphs contained in the Proponent Response Letter.

Point a. Gyrodyne's primary purpose in proposing that shareholders be allowed to call special meetings is to promote shareholder democracy. Following an analysis of its shareholder base and consultations with its proxy consultant, the Company determined that 30% is the ideal threshold for shareholders to be able to call special meetings because it represents the best balance between shareholder democracy and efficient meeting procedures. Although the Company's by-laws provide that amendments could be approved by majority vote of the shareholders or by the Board, the Company believes that the issue of calling special meetings is important enough to submit to the shareholders for their approval. The crucial point here, however, is the direct incompatibility of the Proposal with the proposal to be submitted by the Company, which the Proponent has failed to address.

Point b. In paragraph (b) of the Proponent Response Letter, the Proponent states its belief that the 15% threshold for calling a special meeting is reasonable and in line with current corporate best practices. The appropriate threshold of aggregate share ownership in the context of shareholders calling special meetings is a function of concentration of ownership of a company, and, as stated above, Gyrodyne reasonably concluded that 30% is the optimum threshold for the Company. More importantly, the Proponent's assertion in its paragraph (b) is also not responsive to the issue of exclusion under Rule 14a-8(i)(9). It may be appropriate in some other forum, but not here.

Point c. The Company disagrees with the Proponent's interpretation of the poison pill. The Proponent's assertion in its paragraph (c) that the pill could be triggered if the Company determines that a number of shareholders collectively having beneficial ownership in excess of 20% of Company stock are "acting in concert" is a profound mischaracterization of the pill. The rights under the Company's shareholder rights agreement become exercisable when a person or group of affiliated or associated persons becomes a "Beneficial Owner" of 20% or more of the outstanding voting stock of the Company. In pertinent part, a person is deemed a "Beneficial Owner" of voting securities if (i) such person, together with such person's affiliates or associates, has the right to vote such securities "alone or in concert with others, pursuant to any agreement, arrangement or understanding (whether or not in writing); . . ." or (ii) such voting securities are "Beneficially Owned", directly or indirectly, by any other person with which such person (or such person's affiliates and associates) "has any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting . . . or disposing of any securities of the Corporation." The Company maintains that there is a clear distinction between calling a meeting and agreeing to vote shares. The shareholder rights agreement grants the board of directors the authority to determine whether Beneficial Ownership exists for purposes of triggering exercise of the rights, so long as such determination is made in good faith. It is inconceivable that anyone, let alone the board of directors of a NASDAQ listed company, could conclude that two shareholders acting jointly to call a special meeting somehow constitutes a right of either of the shareholders to vote the shares of the other shareholder. It is equally inconceivable that a NASDAQ board acting in good faith could determine that Beneficial Ownership exists because calling a special meeting amounts to an "agreement, arrangement or understanding for the purpose of voting such shares." Certainly, the Gyrodyne Board does not hold this view. Consequently, the Proponent's concerns of a "chilling effect" are without merit.

Point d. The Division has consistently interpreted Rule 14a-8(i)(9) as allowing a company to omit a shareholder proposal if there is "some basis" for concluding that submitting both proposals may lead to an inconsistent or inconclusive mandate from the shareholders. The Proponent suggests that the confusion resulting from the two conflicting proposals could be addressed with language in the proxy card indicating that the two proposals are mutually exclusive. Unfortunately for the Proponent, however, the Division has also consistently concluded that a conflicting shareholder proposal cannot be salvaged through instructions in the proxy card because there is no reliable way to eliminate the risk of shareholders inadvertently voting for both proposals thus leading to inconsistent mandates. Accordingly, the Proponent's suggestion set forth in paragraph (d) in the Proponent Response Letter must be rejected by the Division.

Finally, although the Proponent Response Letter does not indicate that the Proponent has delivered six (6) copies of its letter to the Division in accordance with clause (k) of Rule 14a-8, we are assuming that the Proponent has submitted the Proponent Response Letter in accordance with the Exchange Act and the requirements of the Division.

For the reasons discussed above, we reassert our belief that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9) and respectfully request that the Division confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials. If for any reason the Division does not agree with Gyrodyne's position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Division's staff prior to the issuance of a formal response. If you desire any additional information please call me at (516) 227-0633.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,



Alon Y. Kapen

AYK:ra
Enclosures
cc: Everest Special Situations L.P.

EXHIBIT A



EAB Plaza
Uniondale, New York 11556-1320
Telephone 516.227.0700
Fax 516.227.0777
www.farrellfritz.com

Alon Y. Kapen
Partner

Direct Dial 516.227.0633
Direct Fax 516.336.2216
akapen@farrellfritz.com

Our File No.
18364-101

August 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. by Everest Special Situations Fund L.P.

Dear Ladies and Gentlemen:

On or about June 14, 2005, Gyrodyne Company of America, Inc., a New York corporation ("Gyrodyne" or the "Company"), received a shareholder proposal (the "Proposal") from Everest Special Situations L.P. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "Proxy Materials"). A copy of the Proposal is annexed hereto in the form of Exhibit A to the enclosed Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") by the Proponent on June 16, 2005. On behalf of Gyrodyne, we hereby notify the Commission and the Proponent that Gyrodyne intends to exclude the Proposal from its Proxy Materials for the reasons set forth below. By copy of this letter, we are simultaneously informing the Proponent of Gyrodyne's intention. This letter constitutes the Company's statement of the reasons it deems the exclusion to be proper.

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Division of Corporation Finance (the "Division") not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials. We have been advised by the Company as to the factual matters set forth below. Pursuant to clause (j)(2) of Rule 14a-8, enclosed are five (5) additional copies of this letter and the enclosure.

The Proposal states:

RESOLVED: That the Gyrodyne By-Laws relating to Meeting [sic] of Stockholders be amended to provide that special meetings of the stockholders of

Gyrodyne may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than fifteen percent (15%) of all the shares entitled to vote at any such meeting.

Supporting Statement

At present, the By-laws of Gyrodyne provide (in Section 203) that a special meeting of shareholders may be called only by the Company's President, the Chairman of the Board or the Board of Directors. We believe it would be appropriate and consistent with sound corporate governance to provide that the stockholders of Gyrodyne also have the means to call special meetings of the stockholders, to provide a mechanism for the prompt consideration of matters relating to Gyrodyne and appropriate for stockholders' consideration or action. If you believe the By-laws of Gyrodyne should be amended so as to provide stockholders the ability to call a special meeting of the stockholders, please vote FOR this proposal.

The Company believes the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's proposals to be submitted to the shareholders at its 2005 annual meeting. At the annual meeting, the Company intends to submit a proposal to amend the Amended and Restated By-Laws of the Company to allow shareholders holding not less than thirty percent (30%) of shares entitled to vote at a shareholders meeting to call a special meeting.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Division's staff has interpreted Rule 14a-8(i)(9) and it's predecessor, Rule 14a-8(c)(9), as allowing a company to omit a shareholder proposal if there is "some basis" for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent or inconclusive mandate from the shareholders. See *Mattel, Inc.* (March 4, 1999); *The Gabelli Equity Trust* (March 15, 1993). In fact, the Division has permitted exclusion even if the proposal could be characterized as an "alternative" to, rather than the "opposite" of, the registrant's proposal. See *Chevron Corporation* (February 27, 1991). The Company believes that the Proposal is at best an alternative to, and at worst inconsistent with, a proposal that the Company intends to present at the annual meeting and, therefore, conflicts with the Company's proposal.

Further, the Proposal cannot be salvaged by inclusion of both proposals in the Proxy Materials and instructing the shareholders to vote for one or the other, but not both. The Division has recognized that the possibility of shareholders inadvertently voting for both proposals, leading to an inconsistent or inconclusive mandate, is not cured by structuring the proxy form to allow shareholders to vote "either/or" or containing boldface language to the effect that shareholders should vote only for one of the two conflicting proposals. See *Tri-South Investments Inc.* (March 6, 1985) (shareholder proposal excludable notwithstanding argument by shareholder's counsel that the concern over an inconsistent and inconclusive mandate could be

dealt with by including a boldface statement to the effect that the shareholders should not vote for both proposals); *Fitchburg Gas and Electric Light* (July 30, 1991) (granting request for no action notwithstanding shareholder's argument that potential concerns regarding an inconsistent or inconclusive mandate could be addressed by structuring a proxy card which made clear that shareholders would not be able to vote in favor of both proposals but rather could vote only "either/or"). Accordingly, because the risk of an inconclusive or inconsistent mandate cannot be remedied by cautionary "either/or" language in the Proxy Materials, no matter how prominent, the exclusion of the Proposal should be permitted.

For the reasons discussed above, we request on behalf of the Company that the Division confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials. If for any reason the Division does not agree with Gyrodyne's position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Division's staff prior to the issuance of a formal response. If you desire any additional information please call me at (516) 227-0633.

In accordance with Rule 14a-8, we are furnishing the Proponent with a copy of this letter.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,



Alon Y. Kapen

AYK:jpr
Enclosures

cc: Everest Special Situations L.P.

<DOCUMENT>
<TYPE>SC 13D/A
<SEQUENCE>1
<FILENAME>gyro13djne14.txt
<DESCRIPTION>AMENDMENT 7 TO SCHEDULE 13D
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
Amendment No. 7

Gyrodyne Company of America, Inc.

(Name of Issuer)
Common Stock, $1.00 par value

(Title of Class of Securities)
403820103

(CUSIP Number)

Elchanan Maoz
Platinum House
21 Ha'arba'a Street
Tel Aviv, 64739
Israel
Tel: 972-3-6858555
Fax: 972-3-6858557

Guy N. Molinari, Esq.
Heller Ehrman LLP
7 Times Square
Time Square Tower
New York, NY 10036
(212) 832-8300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

<PAGE>

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kellogg Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 61,772
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 61,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 61,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* BD

<PAGE>

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kellogg Group, LLC

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
61,772

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
61,772

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

---

14 TYPE OF REPORTING PERSON*
OO

<PAGE>

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles K. Kellogg

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
61,772

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
61,772

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

---

14 TYPE OF REPORTING PERSON*
IN

<PAGE>

---

1. NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lee Kellogg

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
61,772

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
61,772

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
61,772

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14 TYPE OF REPORTING PERSON*
IN

<PAGE>

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Everest Special Situations Fund L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
30,524

---

9 SOLE DISPOSITIVE POWER
0

---

10 SHARED DISPOSITIVE POWER
30, 524

---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

---

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

---

14 TYPE OF REPORTING PERSON*
PN

<PAGE>

---

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Maoz Everest Fund Management Ltd.

---

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

---

3 SEC USE ONLY

---

4 SOURCE OF FUNDS*
N/A

---

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---

7 SOLE VOTING POWER
0

---

8 SHARED VOTING POWER
30,524

---

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
30,524

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14 TYPE OF REPORTING PERSON*
CO

<PAGE>

1 NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elchanan Maoz

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
30,524

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
30,524

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
30,524

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* IN

<PAGE>

Introduction:

This amendment is being made to disclose correspondence with the Issuer dated June 14, 2005 pursuant to which Everest Special Situations Fund L.P submitted a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for inclusion in management's proxy statement for the next annual meeting (the "Proposal").

The Proposal is attached hereto as Exhibit A and filed under Item 7 of this Schedule 13D. This amendment is being made to report the submission of the proposal to the issue and does not constitute the solicitation of any shareholder vote.

This amendment no. 7 reflects no changes in the previously reported holdings of the Reporting Persons.

AMENDMENT NO. 7
TO THE
SCHEDULE 13D

Item 1. Security and Issuer

(a) Class of Securities: Common Stock, par value $1.00 ("Common Stock")

(b) Issuer: Gyrodyne Company of America, Inc. 102 Flowerfield St. James, New York 11780

Item 5. Interest in Securities of the Issuer

(c) From the date of the last amendment to Schedule 13D filed May 23, 2005, there have been no changes in the holdings of the Reporting Persons.

(d) To the best of each of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock which the Reporting Persons may be deemed to own beneficially.

(e) Not applicable.

Item 7. Material to be filed as Exhibits

Exhibit A: Letter from the Everest Special Situations Fund L.P. to the Issuer dated June 14, 2005.

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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2005

EVERST SPECIAL SITUATIONS FUND L.P.

By: Maoz Everest
Fund Management Ltd.,
Its general partner

By: /s/ ELCHANAN MAOZ
Name: Elchanan Maoz
Title: Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By: /s/ ELCHANAN MAOZ
Name: Elchanan Maoz
Title: Chairman and Chief Executive Officer

/s/ ELCHANAN MAOZ
Elchanan Maoz

KELLOGG CAPITAL GROUP, LLC

By: /s/ MATTHEW BRAND
Name: Matthew Brand
Title: Managing Director

KELLOGG GROUP, LLC

By: /s/ MATTHEW BRAND
Name: Matthew Brand
Title: Managing Director

/s/ CHARLES K. KELLOGG
Charles K. Kellogg

/s/ LEE KELLOGG
Lee Kellogg

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EXHIBIT A

June 14, 2005

Mr. Peter Pitsiokos
Chief Operating Officer and Secretary
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, NY 11780

Dear Mr. Pitsiokos:

As demonstrated by our report on Schedule 13D, as amended (a copy of which is attached and which has previously been provided to you), we have beneficially owned shares of Gyrodyne Company of America, Inc. ("Gyrodyne") valued at more than $2,000 continuously for more than one year and we intend to continue our ownership through the date of Gyrodyne's next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders. Please contact us if you would like to discuss this proposal.

RESOLVED: That the Gyrodyne By-Laws relating to Meeting of Stockholders be amended to provide that special meetings of the stockholders of Gyrodyne may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than fifteen percent (15%) of all the shares entitled to vote at any such meeting.

Supporting Statement

At present, the By-laws of Gyrodyne provide (in Section 203) that a special meeting of shareholders may be called only by the Company's President, the Chairman of the Board or the Board of Directors. We believe it would be appropriate and consistent with sound corporate governance to provide that the stockholders of Gyrodyne also have the means to call special meetings of the stockholders, to provide a mechanism for the prompt consideration of matters relating to Gyrodyne and appropriate for stockholders' consideration or action. If you believe the By-laws of Gyrodyne should be amended so as to provide stockholders the ability to call a special meeting of the stockholders, please vote FOR this proposal.

Very truly yours,

EVEREST SPECIAL SITUATIONS FUND L.P.

By: /s/ ELCHANAN MAOZ
Name: Elchanan "Nani" Maoz
Title: Chairman and Chief Executive Officer
Tel: 972-3-6858555
Fax: 972-3-6858557

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EXHIBIT B

September 7, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

**Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc.
By Everest Special Situations Fund L.P.**

Dear Ladies and Gentlemen:

Everest Special Situations Fund L.P. wishes to respond to Gyrodyne's letter of August 26, 2005, seeking to exclude Everest's proposal that 15% of Gyrodyne's shareholders be permitted to call a special meeting of shareholders (the "Proposal").

Gyrodyne's Board could at any time have provided shareholders the right to call a special meeting by amending the Company's bylaws. Everest believes a 15% threshold provides a more meaningful ability to call a special meeting than Gyrodyne's proposed 30% threshold.

Everest believes its Proposal should not be excluded from the Company's proxy materials because:

a.) Everest suspects that Gyrodyne's primary purpose in now proposing a 30% special meeting threshold is most likely to afford Gyrodyne an argument to exclude Everest's Proposal. Since Gyrodyne would not need shareholder approval to accomplish an amendment of its bylaws by its Board, Everest believes the proposal is intended to effect a less responsive special meeting threshold than proposed by Everest.

b.) Everest believes that the proposed 15% threshold is a reasonable threshold for the calling of a special meeting and in line with current corporate best practices.

c.) The poison pill recently put in place by Gyrodyne can be triggered if 20% or more of the Company's stock is owned by one shareholder or the Company determines that a number of shareholders collectively having beneficial ownership of in excess of 20 % of Company stock are 'acting in concert'. This could provide the Company a means of chilling

efforts to call a special meeting if such efforts require the collective efforts of more than 20% of Gyrodyne's shareholders.

d.) Everest does not believe that shareholders would likely be confused if its Proposal and the Company's proposal were included in the same proxy. Everest believes this is especially true if the proxy card reflects the two proposed bylaw amendments are mutually exclusive alternatives.

Everest believes Gyrodyne may soon be confronted with the need to make one or more strategic decisions of great importance to shareholders, and Everest therefore believes it prudent to have a meaningful ability for shareholders to call a special meeting.

Everest would be happy to discuss the Proposal in greater detail.

We thank you for your attention to this matter, and ask that you confirm receipt of this letter by returning to the undersigned an enclosed self–addressed stamped return envelope the enclosed photocopy of this letter.

Very truly yours,

EVEREST SPECIAL SITUATIONS FUND L.P.

By: /s/ Elchanan Maoz
Elchanan Maoz

cc: Gyrodyne Company of America

Enclosure

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EVEREST FUNDS L.P.

September 30, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re: Shareholder Proposal Submitted to Gyrodyne Company of America, Inc. By Everest Special Situations Fund L.P.

Dear Ladies and Gentelmen:

This letter is in response to the letter of September 20, 2005 from counsel to Gyrodyne Company of America, Inc. ("Gyrodyne" or the "Company") to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission relating to our shareholder proposal (the "Proposal") submitted for inclusion in Gyrodyne's proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "Gyrodyne Response Letter"). The Gyrodyne Response Letter is supplement a to the Company's initial letter to the Division dated August 26, 2005 requesting that the Division not recommend any enforcement action against the Company if the Proposal is excluded from the Company's proxy materials. We continue to believe that Gyrodyne fails to state an effective case for exclusion of the Proposal pursuant to Rule 14a-8(i)(9).

The Proposal requests that Gyrodyne's By-Laws relating to meetings of shareholders be amended to provide that a special meeting may be called at any time by the President, Chairman of the Board, the Board of Directors or at the request of the holders of not less than 15% of all the shares entitled to vote at any such meeting. Gyrodyne subsequently submitted its own proposal containing an ownership threshold that would allow holders of not less than 30% of all the shares to call a special meeting. Now Gyrodyne contends that the two proposals are incompatible and confusing and therefore our proposal should be excluded. We strongly disagree with the Company on this assertion. On the contrary, we believe the two different ownership thresholds

Maoz Everest Fund Management Ltd.
21 Ha'arba'a St., Tel Aviv 64739, Israel
Ph: 972-3-6858555, Fax: 972-3-6858557
e-mail: info@maozeverest.com
web page: www.maozeverest.com



EVEREST FUNDS L.P.

contained in the two proposals make them significantly different and they therefore do not conflict with one another. The most obvious distinction between the two proposals that the Company has not acknowledged is the fact that the 30% threshold proposed by the Company is 100% greater than our proposed 15% threshold. There is also a significant distinction between the two proposals when applied to the framework of the proxy rules. Under the proposal containing the 15% ownership threshold, it would be much easier for a shareholder to communicate with others for the purpose of calling a special meeting. If 10 or less shareholders of a company own an aggregate of at least 15% of the shares [as in the case of Gyrodyne], these shareholders would be permitted to communicate with one another on the prospect of forming a group for the purpose of calling a special meeting without this being considered a solicitation under the proxy rules. However, under the Company's proposed 30% threshold, a shareholder of the same company with the same shareholder base would need to communicate with more than 10 other shareholders in order to call a special meeting. This would constitute a solicitation under the proxy rules and a proxy statement would be required to be filed with the SEC merely for the mechanical purpose of calling the special meeting. Given these material differences, we do not believe the proposals are incompatible or confusing.

As previously stated, we also question management's motivation and timing submitted its proposal. The Board of Directors has the power to unilaterally adopt its proposal by amending the By-Laws without shareholder approval. Yet the Board of Directors has balked at adopting its own proposal and contends "that the issue of calling special meetings is important enough to submit to shareholders for their approval." If this issue is so important, why hasn't it already implemented the proposal by amending its By-Laws? We believe it is clear that the Board is submitting its proposal, under the guise of good corporate governance, as a device to block our proposal on hyper technical procedural grounds. Allowing Gyrodyne to exclude the Proposal would set a dangerous precedent for allowing companies to exclude almost any proposal by subsequently endorsing an analogous proposal with a material difference or nuance and then arguing that a competing proposal is incompatible, confusing and duplicative.

In determining whether the Proposal may be excluded from Gyrodyne's proxy statement, we would also like the Division to take into consideration the following reasons why we believe a 15% ownership threshold is appropriate as opposed to the Board's 30% ownership threshold.

1) In the Gyrodyne Response Letter the Company stated that "30% is the ideal threshold for shareholders to be able to call special meetings because it represents the best balance between shareholder democracy and efficient meeting procedures." The vagueness of this statement hinders our ability to respond to it. That being said, we feel the same statement could be applied to our 15% threshold.

Maoz Everest Fund Management Ltd.
21 Ha'arba'a St., Tel Aviv 64739, Israel
Ph: 972-3-6858555, Fax: 972-3-6858557
e-mail: info@maozeverest.com
web page: www.maozeverest.com



EVEREST FUNDS L.P.

2) The Company also stated in the Gyrodyne Response Letter that "The appropriate threshold of aggregate share ownership in the context of shareholders calling special meetings is a function of concentration of ownership in the context of a company." We adhered to this principle in determining our 15% threshold as optimal for the Company and its shareholders. Specifically, we considered the amount of fully diluted shares owned by management, the Board, the Company's pension plan (of which management has voting authority), and shares held by Bruce Sherman, Private Capital Management (a Bruce Sherman affiliate), Gerard Scolan and Lovin Oven Catering (a Gerard Scolan affiliate).

Collectively these shares represent 46% of the company's shares outstanding. In analyzing the balance of 54%, we noted that while only 694,593 shares remained, they were held by a highly fragmented group of 800+ holders of record. These dynamics coupled with the Company's questionable corporate governance history, as well as, generally accepted corporate governance standards, led us to our 15% conclusion.

For the reasons discussed above and in our prior correspondence to the Division, we believe that the Proposal should not be excluded from the Company's proxy material. If for any reason the Division does not agree with the position, or it has questions, or requires additional information or clarification, we would appreciate an opportunity to confer with you prior to the issuance of a formal response on this matter.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope provided for your convenience.

Very truly yours.

EVEREST SPECIAL SITUATIONS FUND L.P.

By: 

Elchanan Maoz

Cc: Gyrodyne Company of America
Enclosure

Maoz Everest Fund Management Ltd
21 Ha'arba'a St., Tel Aviv 64739, Israel
Ph: 972-3-6858555, Fax: 972-3-6858557
e-mail: info@maozeverest.com
web page: www.maozeverest.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 31, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gyrodyne Company of America, Inc.
Incoming letter dated August 26, 2005

The proposal requests that the bylaws be amended to provide, in part, that special meetings may be called at any time at the request of the holders of not less than fifteen percent of all the shares entitled to vote at any such meeting.

There appears to be some basis for your view that Gyrodyne may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Gyrodyne seeking approval of a bylaw amendment to allow shareholders holding not less than thirty percent of shares entitled to vote at a shareholders' meeting to call a special meeting. You also represent that the proposal has terms and conditions that conflict with those set forth in Gyrodyne's proposal. You indicate that the proposal and the matter sponsored by Gyrodyne present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Gyrodyne omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel